Strategic Partners Mutual Funds, Inc.

Dryden Money Market Fund

Gateway Center Three

100 Mulberry Street

Newark, NJ 07102-4077

We are writing to follow-up on proxy materials that were previously mailed to you regarding the Special Meeting of Shareholders of Dryden Money Market Fund (the “Fund”) and to notify you that the Special Meeting of Shareholders of the Fund has been adjourned to November 25, 2008.  Our records indicate that we have not received your vote. We urge you to vote as soon as possible on an important proposal affecting your investment in the Fund. By voting now you will help the Fund save on the cost of additional mailings and calls to shareholders.

Please Vote Today!

You may think your vote is not important, but your participation is critical, so please vote immediately. With the adjournment of the meeting until November 25th, you still have time to cast your vote. You and all other Fund shareholders will benefit from your cooperation.

After careful review, the Board of Directors has unanimously recommended a vote “FOR” the proposal to Approve an Agreement and Plan of Reorganization as detailed in your prospectus/proxy statement. A copy of the prospectus/proxy statement is available by calling the toll free number shown below.

1-800-431-9642

Although the response thus far has been very favorable, not enough votes have been cast to meet the necessary requirements.

Your vote is urgently needed!

Please vote now to be sure your vote is received in time for the Fund’s

November 25, 2008

Special Meeting of Shareholders.

Voting takes only a few minutes. Thank you for your participation in this important matter.

Dryden Money Market has made it very easy for you to vote. Choose one of the following methods:

Speak to a live proxy specialist by calling the number above. We can answer your questions and record your vote. (Open: M-F 8am – 10pm, Sat 11am – 5pm ET)

Log on to the website noted on your proxy card and enter your control number printed on the card, and vote by following the on-screen prompts.

Call the phone number on the proxy card and enter the control number printed on the card and follow the touchtone prompts.

Mail in your signed proxy card in the envelope provided.